FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 29, 2009

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: June 29, 2009 By:	/s/ Joseph Tung
Name:	Joseph Tung
Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

ASE Inc. entered into a Five-year NT$12bn Syndicated Loan
Agreement with 17 banks

Advanced Semiconductor Engineering Inc. (TAIEX: 2311, NYSE ASX) signed a syndicated loan agreement with 17 banks. The five-year NT$12bn syndicated loan is led by Citibank, Taipei Fubon Commercial Bank, Bank of Taiwan, Calyon Corporate and Investment Bank and First Commercial Bank.  Other syndicated loan participating banks include China Development Industrial Bank, Changhwa Commercial Bank, Chinatrust Commercial Bank, Taiwan Cooperative Bank, Cathay United Bank, Mega Commercial Bank, Yuanta Commercial Bank, E.Sun Commercial Bank, Hua Nan Commercial Bank, Bank of Tokyo Mitsubishi, Shin Kong Commercial Bank and Shanghai Commercial & Savings Bank. Despite a difficult macro environment, ASE’s syndicated loan was very well received and supported by local and foreign banking community and was oversubscribed by more than 70%. The proceeds from the syndicated loan will be used to repay loans due before June 2010 and for working capital.

Joseph Tung, ASE Inc’s CFO said “In the past 25 years, ASE Inc. has made tremendous progress in its core business and has grown into the largest outsourced semiconductor assembly and testing company in the world. ASE has operations in key strategic locations including Taiwan, South Korea, Malaysia, Japan, Singapore, China and major US and European countries. We are honored to have this opportunity to work once again with Citibank and other lending bank partners and the oversubscription is the best indication of the banking community’s support for ASE Group. We believe ASE Group will be stronger and ever more competitive with the help of the banking community.”

Citibank’s chief country officer, Mr. Morris Li, also indicated “Citibank continues to play an important role in assisting its Taiwan corporate clients in financing their investments, expansion, market penetration and influence on the world markets. We are glad to have this opportunity to work with ASE Group once again and this syndicated loan further shows Citibank’s commitment in Taiwan.”

Media Contact：
ASE Inc.	Citibank Public Affairs
Freddie Liu VP Finance	Shannon Pu 02-2777-7786
02-8780-5489	Lana Shih 02-2777-7709
ir@aseglobal.com